EXHIBIT 5.1
[ORACLE LETTERHEAD]
November 14, 2006
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Ladies and Gentlemen:
     I am a Senior Corporate Counsel of Oracle Corporation (the “Company”), and I offer this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about November 14, 2006, in connection with the registration under the Securities Act of 1933, as amended, of 1,473,500 shares of the Common Stock of the Company, par value $0.01 (the “Shares”), issuable pursuant to equity awards assumed by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of November 2, 2006 (as amended, the “Merger Agreement”), among Oracle Systems Corporation, a wholly-owned subsidiary of the Company and formerly known as Oracle Corporation (“Oracle Systems”), Oracle Acquisition XI Corporation, SPL WorldGroup Holdings, LLC (“SPL”) and OCM/GFI Power Opportunities Fund II, L.P., as the representative of the equityholders of SPL. Pursuant to the Merger Agreement, the Company assumed outstanding equity awards of SPL under the SPL WorldGroup Holdings, LLC 2005 Option Plan and the SPL WorldGroup Holdings, LLC 2004 Equity Incentive Plan (each, a “Plan”).
     I have examined such documents and such matters of fact and law as I have deemed necessary to examine relating to the issuance of the Shares. It is my opinion that the Shares, when delivered pursuant to the terms of the applicable Plan, will be validly issued, fully paid and nonassessable.
     I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to myself in the Registration Statement and any amendments thereto.
     This opinion is solely for your benefit and may not be relied upon by any other person without my prior written consent.
Sincerely,
/s/ Christopher Ing
Christopher Ing
Senior Corporate Counsel